Contact

www.linkedin.com/in/britney-blair-psy-d-cbsm-0b083b78 (LinkedIn)

Top Skills

Psychology
Psychotherapy
Insomnia

Certifications

Behavioral Sleep Medicine
Sexual Medicine

Britney Blair, Psy.D., CBSM

Co-Founder and Chief Science Officer at Lover
San Francisco, California, United States

Experience

Lover

Co-Founder and Chief Science Officer
May 2019 - Present (4 years)
San Francisco, California, United States

Lover is a digital platform designed to optimize sexual wellness. Using evidence-based techniques, Lover designs a customized journey based on the user's goals. A sexual profiling tool helps you better understand your sexual self and the sexual style of your partner(s) as well.
Discover the app here:
https://www.lover.io

The Clinic CA

Founder / CEO
September 2013 - Present (9 years 8 months)
San Francisco and Palo Alto

Stanford Hospital & Clinics

10 years 9 months

Clinical Psychologist
August 2013 - Present (9 years 9 months)

Postdoctoral Fellow
August 2012 - August 2013 (1 year 1 month)

Palo Alto University / Pacific Graduate School of Psychology

Associate Director
September 2013 - 2014 (1 year)
Palo Alto, California

Education

PGSP-Stanford Psy.D. Consortium

PGSP-Stanford Psy.D. Consortium

University of California, Berkeley
Bachelor of Science (BS), Psychology

University of California, Berkeley
Bachelor's degree, Psychology

University of California, Berkeley
Bachelor's degree, Psychology